1933 Act Rule 477(a)
                                         1933 Act File No. 33-33980
                                         1940 Act File No. 811-6067



                 DIMENSIONAL INVESTMENT GROUP INC.
                   1299 OCEAN AVENUE, 11th FLOOR
                      SANTA MONICA, CA 90401
                          (310) 395-8005


                           July 26, 2000


FILED VIA EDGAR
Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549


           RE: Dimensional Investment Group Inc.- CIK No. 0000861929 Request for Withdrawal of Amendment to Registration Statement on Form N-1A
                File Nos. 33-33980 and 811-6067

Ladies and Gentlemen:

           Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the "1933 Act"), submitted electronically via the EDGAR system, please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the "SEC" or the
"Commission") for an order permitting Dimensional Investment Group Inc. (the "Fund") to withdraw Post-Effective Amendment No. 31/32 (the "Amendment") to its Registration Statement of Form N-1A, which was filed with the Commission on May 15, 2000 (Accession Number 0000912057-00-024954).

           The Amendment had been submitted pursuant to Rule 485(a) under the 1933 Act, to add four new series of shares to the Fund: the Dividend-Managed U.S. Marketwide Value Portfolio II, the Dividend-Managed U.S. Marketwide Value Complement Portfolio II, the Dividend-Managed U.S. Large Company Portfolio II and the Dividend-Managed U.S. Large Company Complement Portfolio II (together, the "New Series"). Subsequent to the filing of the Amendment with the SEC, as a result of a changed marketing climate, the Fund has determined to eliminate the New Series. Shares of the New Series have never been offered to the public and the Amendment has not become effective.

           Based upon the foregoing, the Fund respectfully submits that such a withdrawal would be consistent with the public interest and the protection of investors. The Fund requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal.

           The Fund notes that the above matters were discussed with Frank Dalton, Branch Chief to Branch 22, Office of Disclosure and Review #2, in the SEC's Division of Investment Management, on Tuesday, July 18, 2000, and with the SEC's Briccio
B. Barrientos, the Fund's examiner, also of the Division of Investment Management, on Thursday, July 20, 2000.

           Please direct any questions or comments relating to this filing to me at the above-referenced telephone number or, in my absence, to Mark A. Sheehan, Esquire at (215) 564-8027.

                               Sincerely,


                               /s/ Catherine L. Newell
                               Catherine L. Newell
                               Secretary
CLN/jvd

cc:   Mr. Briccio B. Barrientos
         U.S. Securities and Exchange Commission
      Stephen W. Kline, Esquire
      Deborah R. Gatzek, Esquire
           Stradley, Ronon, Stevens & Young, LLP

                 DIMENSIONAL INVESTMENT GROUP INC.
                         1299 Ocean Avenue
                            11th Floor
                      Santa Monica, CA 90401



                           July 26, 2000


FILED VIA EDGAR
Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

           Re: Dimensional Investment Group Inc.- CIK No.0000861929 Request for Withdrawal of Post-Effective Amendment
No. 31/32
                to the Registration Statement on Form N-1A
                Registration Nos. 33-33980; 811-6067

Gentlemen:

           Pursuant to Rule 477(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, Dimensional Investment Group Inc. (the "Fund") desires to withdraw, and hereby requests that the Securities and Exchange Commission (the "Commission") withdraw, Post-Effective Amendment No. 31/32 (the "Amendment") to the Fund's Registration Statement, which had been filed with the Commission on May 15, 2000 (Accession Number 0000912057-00-024954) on Form N-1A. The Fund believes that such action would be consistent with the public interest and the protection of investors, since the Fund has not made a public offering of the shares of the four new series contained in the Amendment, and the Amendment has not become effective.

                               Very truly yours,

                               DIMENSIONAL INVESTMENT GROUP INC.

                               By:  /s/ Catherine L. Newell
                                    Catherine L. Newell
                                    Agent for Service of Process